Exhibit 10.25

May 13, 2021

John Washburn

xxxx xxxxxxxxxxxx xx

XXXXXXXX XX XXXXXX

Dear John,

We would like to thank you for your contributions to Sunbelt for the last 26 years. The growth of the business has presented many opportunities for career development and we would like to reward your contributions by extending you the offer of Executive Vice President, Sales & Marketing, effective 4/19/2021; subject to the conditions below.

Should you elect to accept our offer and satisfy the conditions below, your compensation will be as follows:

•

You shall receive a base salary at the annual rate of $350,000.00, payable in accordance with the Corporation’s regular payroll practices. Please note that a quotation of annual pay is not intended to imply employment for any fixed period of time.

•	You will be eligible for an annual bonus opportunity as outlined in Executive Deferred Bonus Plan; as such plan exists from time to time.

•	You will be eligible to participate in the Corporation’s Performance Share Plan as such plan exists from time to time.

•	You will be eligible to participate in the Executive Deferred Compensation Plan (409A) as such plan exists from time to time.

•	This offer is also contingent on execution of an Employment Agreement.

If you have any questions regarding this offer, please contact Brendan Horgan, CEO.

Your signature below will indicate your acceptance of the employment offer subject to the conditions above. The original should be kept for your records and a copy returned to me as soon as possible. Please return the signed copy to Julie Burton, Vice President, HR.

Sincerely,

Brendan Horgan
CEO

5/19/2021
John Washburn	Date

Human Resources & Payroll Department

1646 West Highway 160 ● Suite 8162 ● Fort Mill, South Carolina 29708-8010

866-573-6246 ● 803 578-6664 (Fax)

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

SUNBELT RENTALS, INC., a North Carolina corporation with its principal office in Fort Mill, South Carolina (the “Corporation”) and John Washburn, an individual residing in xxxxxxxx xxxx xxxxx (“Employee”) have, as of this 19 day of May, 2021, agreed as follows:

STATEMENT OF BACKGROUND AND PURPOSE:

Employee is currently employed by Corporation pursuant to the terms of an Employment Agreement dated as of May 1, 2014 (the “2014 Agreement”). The Corporation and Employee desire to amend and restate the terms of Employee’s employment and the 2014 Agreement as set forth herein.

AGREEMENT

In consideration of the mutual promises and covenants of the parties, together with other valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Corporation and Employee have agreed as follows:

1. Employment. The Corporation hereby employs Employee and Employee hereby accepts employment by the Corporation upon the terms and conditions of this Agreement. The parties hereto acknowledge and agree that, for purposes of this Agreement and Employee’s employment by the Corporation, no break or interruption in the employment of or service by Employee shall have occurred as a result of the Corporation and Employee entering into this Agreement.

2. Duties. Employee shall serve as Executive Vice President of Sales and Marketing of the Corporation. Employee shall perform such duties on behalf of the Corporation as may be reasonably required by the Chief Executive Officer, the Board of Directors, or the Chairman of the Corporation or their designee(s) from time to time. Employee shall comply with all relevant statutory and regulatory obligations required in connection with such position. The Corporation may from time to time make changes (including additions) to Employee’s duties or title(s) under this Agreement, which changes are not to be accompanied by additional compensation unless expressly agreed to by the Corporation. During the term of this Agreement, Employee agrees to serve the Corporation faithfully and to devote substantially his entire time, attention and energies to the business of the Corporation and to the proper and timely discharge of Employee’s duties.

3. Remuneration and Fringe Benefits.

3.1 For all services rendered by Employee to or on behalf of the Corporation or its affiliates during the term hereof, the Corporation shall compensate Employee as follows:

3.1.1 A signing bonus in the amount of Five Hundred Dollars ($500.00), payable within fifteen (15) days of Employee’s execution of this Agreement.

3.1.2 Initial base salary at the rate of Three Hundred Fifty Thousand Dollars ($350,000.00) per year, payable in installments on the Corporation’s regularly scheduled paydays, which base salary Employee acknowledges and agrees is approximately a sixteen percent (16%)

increase in his base salary that was in effect immediately prior to the Effective Date and which increase Employee would not be entitled to receive but for his execution of this Agreement. Such base salary shall be reviewed annually and may be adjusted upward from time to time by the Corporation following written notice to Employee.

3.1.3 A discretionary annual performance bonus, if any, may be paid based on the Corporation’s determination in the exercise of its discretion that certain specified performance criteria related to the Corporation and its parent have been met or exceeded (such criteria may include, without limitation, profit performance, return on investment and personal objectives). The performance criteria for the first full fiscal year of Employee’s performance in this role ending April 30, 2022 will be determined by the Corporation and provided to Employee in writing. Performance criteria for subsequent years will be determined by the Chief Executive Officer, the Board of Directors or the Chairman of the Corporation or their designees and communicated to Employee in writing.

3.1.4 Life insurance on Employee’s life equal to two times Employee’s base salary, and long-term disability insurance equal to sixty percent (60%) of Employee’s base salary.

3.1.5 Health insurance, a 401(k) plan and other applicable fringe benefits (excluding life and disability insurance) as may be provided by the Corporation from time to time to its executives generally and for which Employee qualifies; provided Employee is otherwise eligible and desires to participate; and provided further that the Corporation shall not be obligated hereby to implement any benefits not presently in existence or to continue to maintain any benefits presently in existence or to provide special benefits to Employee.

3.1.6 Vacation each year with pay in accordance with Corporation policy plus paid holidays in accordance with Corporation policy.

3.1.7 Reimbursement for all ordinary, necessary and reasonable business expenses, including without limitation mileage and other travel expenses, incurred by Employee in accordance with the Corporation policy in effect from time to time and in connection with the performance of his duties pursuant to Paragraph 2 hereof; provided, that reimbursement of such expenses shall be subject to Employee presenting appropriate written vouchers, bills, reports or other substantiation for such expenses in form acceptable to the Internal Revenue Service and in compliance with the Corporation’s policy.

3.1.8 The exclusive use of a vehicle to be provided by the Corporation. Corporation shall pay all expenses incident to the operation of such vehicle for business purposes, including, fuel, oil, insurance, maintenance and repairs.

3.1.9 Participation in the Ashtead Group Performance Share Plan, as such plan may exist from time to time and to the extent of and subject to such terms as may be established for Employee from time to time. Performance conditions and awards, if any, and the maximum value of any such awards, shall be determined by Ashtead Group plc’s Remuneration Committee.

3.1.10 With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A of the Internal Revenue Code, as amended, and Treasury regulations thereunder (“Section 409A of the Code”), (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount or expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, and (iii) such payments shall be made on or before the last day of Employee’s taxable year following the taxable year in which the expense was incurred.

3.1.11 In the event that payment of any compensation to Employee is predicated upon the achievement of certain financial results that subsequently are the subject of a Mandatory Restatement (as defined below) and a lower payment (or no payment) would have been made to Employee based upon the restated financial results, Employee shall reimburse to the Corporation the difference between the amount actually paid and the amount that would have been payable to Employee reduced by the Net Tax Costs (as defined below), based upon the restated financial results. Employee’s reimbursement to the Corporation shall be made within thirty (30) business days after receiving written notice of the amount owed and the calculations thereof. A “Mandatory Restatement” shall mean a restatement of the Corporation’s financial statement, which in the good faith opinion of the Corporation’s public accounting firm, is required to be implemented pursuant to generally accepted accounting principles, but excluding (i) any restatement which is required with respect to a particular year as a consequence of a change in generally accepted accounting rules effective after the publication of the financial statements for such year, or (ii) any restatement that (A) in the good faith judgment of the Audit Committee of the Board (“Audit Committee”), is required due to a change in the manner in which the Corporation’s auditors interpret the application of generally accepted accounting principles (as opposed to a change in a prior accounting conclusion due to a change in the facts upon which such conclusion was based), or (B) is otherwise required due to events, facts or changes in law or practice that the Board of Directors concludes were beyond the control and responsibilities of Employee and that occurred regardless of Employee’s diligent and thorough performance of’ his duties and responsibilities. “Net Tax Costs” shall mean the net amount of any federal, foreign, state or local income and employment taxes paid by Employee in respect of the portion of the compensation subject to reimbursement, after taking into account any and all available deductions, credits or other offsets allowable to Employee (including without limit, any deductions permitted under the claim of right doctrine), and regardless of whether Employee would be required to amend any prior income or other tax returns.

4. Term and Termination.

4.1 Subject to the provisions for termination otherwise included in this Agreement, the initial term of this Agreement and Employee’s employment hereunder shall be for a period of one (1) year and one day, commencing and effective as of April 19, 2021 (the “Effective Date”). Absent a termination as otherwise provided for herein, on the day following the date hereof, and at the end of each day thereafter, the term shall automatically extend for an additional day on the same terms and conditions contained herein such that at all times the remaining term of this Agreement will be at least one (1) year.

4.2 Notwithstanding the provisions of Paragraph 4.1, this Agreement and Employee’s employment hereunder may be terminated in any of the following ways:

4.2.1 by the Corporation, without notice and with immediate effect, for Cause. “Cause” means:

(i)

Failure of Employee to substantially comply with reasonable directives of the Corporation’s Chief Executive Officer, Board of Directors or Chairman, or their designees, which, for the avoidance of doubt, shall include the Ashtead Group operating policies from time to time;

(ii)

Any actions or omissions by Employee, if in the judgment of the Corporation’s Chief Executive Officer, Board of Directors or Chairman such actions are materially injurious to the Corporation, including but not limited to the following:

(a)	chronic absenteeism;

(b)	willful misconduct;

(c)	actions involving moral turpitude;

(d)	illegal use of controlled substances; or

(e)	failure to abide by or act in accordance with Corporation’s policies and procedures as they may exist from time to time.

(iii)

Chronic illness or chronic disability of Employee that, in the judgment of the Corporation’s Chief Executive Officer, Board of Directors or Chairman, results in the inability of Employee to perform the essential functions of his job hereunder, with reasonable accommodation, for a period equal to the longer of (A) sixty (60) consecutive days, or (B) such period that would entitle Employee to receive benefits under the then effective disability policy referenced in Paragraph 3.1.4;

(iv)	Employee’s death;

(v)

Material breach or default by Employee hereunder which shall remain uncured five (5) days after receipt of written notice from the Corporation’s Chief Executive Officer, Board of Directors or Chairman that a material breach or default has occurred and is continuing; or

(vi)	Employee’s failure to cooperate fully with any investigation conducted by or on behalf of the Corporation.

4.2.2 by the Chief Executive Officer, Board of Directors or Chairman of the Corporation, upon notice to Employee of termination without Cause.

4.2.3 by Employee, upon twelve (12) months’ notice to the Corporation of his resignation; provided that at any time following receipt of such notice the Corporation may by notice to Employee accelerate the termination of Employee’s employment and this Agreement to an earlier date. In the event the Corporation makes such determination to terminate the Employee’s employment and this Agreement, and Employee has complied with the notice provisions of this Paragraph 4.2.3 and complies with the Restrictive Covenants, then subject to Paragraph 4.4, Employee shall receive his base salary, but no other compensation or benefits, for the balance of such twelve (12) month period, payable in substantially equal installments on a bi-weekly basis in accordance with the Corporation’s regularly scheduled bi-weekly payroll over such period.

4.3 In the event of a termination of Employee’s employment hereunder without Cause by the Corporation, and provided Employee complies with the Restrictive Covenants and executes a general release satisfactory to the Corporation, then subject to Paragraph 4.4:

(i) Employee shall receive severance in the amount of one (1) year of Employee’s base salary as in effect on the termination date, which shall be payable over such period in substantially equal installments on a bi-weekly basis in accordance with the Corporation’s regularly scheduled bi-weekly payroll, with the first such installment to be paid no later than seventy-five (75) days after termination. Notwithstanding the foregoing, if any payments due to Employee constitute nonqualified deferred compensation subject to Section 409A of the Code and such seventy-five (75) day period following the date of termination begins in one calendar year and ends in the next calendar year, payments due to Employee pursuant to this Paragraph 4.3 (assuming that the release requirement described in subparagraph (iii) below has been met) shall not begin until that next calendar year and the payments that otherwise would have been made during the first calendar year shall be paid to Employee in a lump sum on the first applicable payment date in the next calendar year.

(ii) Subject to Paragraph 3.1.11, Employee shall receive an amount equal to any performance bonus Employee would have earned during the fiscal year in which such termination occurred had he not been terminated; provided, however, such performance bonus shall be prorated based upon the amount of such fiscal year that has elapsed as of the termination date. Such amount shall be payable on a date determined by the Corporation which is after the end of such fiscal year and not later than the following October 31 in such same calendar year; provided that in no event shall any such payment be made before the six month anniversary of Employee’s termination of employment and such amount shall only be payable if the bonus criteria were determined by the Board and communicated in writing to Employee as provided in Paragraph 3.1.3 prior to the termination.

(iii) Payment of all amounts under this Paragraph 4.3 shall be subject to and conditioned upon Employee’s timely execution of a full and complete release satisfactory to the Corporation of any and all potential claims against the Corporation and such release becoming effective and no longer subject to revocation prior to the time of such payment.

4.4 Employee shall not be entitled to severance under Paragraph 4.2.3 or Paragraph 4.3 unless his termination of employment constitutes a separation from service under Section 409A of the Code. In addition, the right to receive installment payments hereunder shall be treated as a right to receive a series of separate payments in accordance with Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary, if at the time of his termination of employment, Employee is deemed to be a “specified employee” within the meaning of Section 409A of the Code (and determined by the Corporation in accordance with its procedures or if none, the default methodology under Section 409A of the Code), to the extent that any amounts due to Employee pursuant to Paragraph 4.2.3 or Paragraph 4.3 constitute nonqualified deferred compensation subject to Section 409A of the Code, such amounts shall not begin to be paid until the first bi-weekly payroll date that occurs after the six (6)-month anniversary of Employee’s termination of employment. Any payments that would have been made during such six (6)-month period, but were required to be postponed during such period to comply with Section 409A of the Code, shall be paid to Employee in a lump sum on the first applicable payment date.

5. Restrictive Covenants. For purposes of this Agreement, “Restrictive Covenants” mean the provisions of this Paragraph 5. It is stipulated and agreed that Corporation is engaged in the business of (i) selling and renting equipment, tools, climate control units, scaffolding, oil & gas equipment (including, but not limited to, man lifts, generators, light towers, trash trailers, shock subs, test separators, shower trailers, trash pumps, 3” water pumps, 6” water pumps, water transfer services, fuel trailers, air compressors, water stations, RV pack (light tower/water station combination), trailer houses, sewer systems, etc.) and parts for use in the manufacturing, industrial and construction industries, (ii) the sale of new and used Oil Country Tubular Goods (“OCTG”) goods, frac valve repairs, 500BBL tanks, interior & exterior coatings, heater trailers, burner assemblies for heater treaters; (iii) selling and renting tools, climate control units and homeowner repair equipment to retail consumers, and (iv) the provision of related services, including, but not limited to, the erecting and dismantling of scaffolding, providing crane trucks, delivery of OCTG goods, delivery of frac valves, burner installation and repair, test separator repair, catering services and portable restroom services (such business, together with any other lines of business in which the Corporation becomes engaged during the term of this Agreement, being referred to herein as the “Business”). It is further stipulated and agreed that as a result of Employee’s employment by the Corporation, and as a result of his continued employment hereunder, Employee has had and will have access to valuable, highly confidential, privileged, and proprietary information relating to the Corporation’s Business, including, without limitation, existing and future equipment information, customer lists, identities of distributors and distributorships, sales methods and techniques, costs and costing methods, pricing techniques and strategies, sales agreements with customers, profits and product line profitability information, unpublished present and future marketing strategies and promotional programs, information regarding possible mergers and/or acquisitions, and other information regarded by the Corporation as proprietary and confidential (the “Confidential Information”). It is further acknowledged that unauthorized use or disclosure by Employee of Confidential Information would seriously damage the Corporation in its Business.

In consideration of the provisions of this Paragraph 5, the term of employment granted to Employee in Paragraph 4 of this Agreement, and the payments and benefits referred to in Paragraph 3 hereof, including without limitation the signing bonus referred to in Paragraph 3.1.1, which Employee acknowledges are legally sufficient to support enforceability by the Corporation of the Restrictive Covenants against Employee, Employee agrees as follows:

5.1 During the term of this Agreement and after its expiration or termination by either party for any reason. Employee will not, without the Corporation’s prior written consent, use, divulge, disclose, furnish, or make accessible to any third person, company, or other entity any aspect of Confidential Information (other than as required in the ordinary discharge of Employee’s duties hereunder).

5.2 For a period of one (1) year after the date of expiration or termination of this Agreement by any party for any reason (the “Restrictive Period”), Employee shall not:

(i)

employ, or solicit the employment of, any person who, at any time during the twelve (12) calendar months immediately preceding the expiration or termination of this Agreement by any party for any reason, was employed by the Corporation;

(ii)

provide or solicit the provision of products or services, similar to those provided by the Corporation, to any Person within the “Territory,” as hereinafter defined, who purchased or leased products or services from the Corporation at any time during the twelve (12) calendar months immediately preceding the expiration or termination of this Agreement by any party for any reason;

(iii)

interfere or attempt to interfere with the terms or other aspects of the relationship between the Corporation and any Person from whom the Corporation has purchased equipment, supplies or inventory at any time during the twelve (12) calendar months immediately preceding the expiration or termination of this Agreement by either party for any reason;

(iv)

compete with the Corporation, its successors and/or assigns by individually engaging, in a role or performing duties similar to Employee’s role or duties with the Corporation, in the Business or in a business which is substantially similar to the Business, within the “Territory,” as hereinafter defined; or

(v)

provide information to, solicit or sell for, organize or own any interest in (either directly or through any parent, affiliate, or subsidiary corporation, partnership, or other entity), or become employed or engaged by, or act as agent, in a capacity substantially similar to Employee’s role with the Corporation, for any Person that is engaged in a business in the “Territory”, as hereinafter defined, which is substantially similar to the Business or competitive with the Corporation’s Business; provided, however, that nothing herein shall preclude Employee from holding, directly or indirectly, not more than one percent (1%) of the outstanding shares of any publicly held company which may be so engaged in a trade or business identical or similar to the Business of the Corporation.

As used herein, the “Territory” shall mean the largest territory which is described by one or more of the following paragraphs and is deemed enforceable by any court of competent jurisdiction.

5.2.1 The United States of America.

5.2.2 All counties, including the District of Columbia, in which the Corporation has an office, store or other place of business on the date of the termination of this Agreement by any party for any reason.

5.2.3 All states, including the District of Columbia, in which the Corporation has an office, store or other place of business on the date of the termination of this Agreement by any party for any reason.

5.2.4 The geographical area within a one hundred (100) mile radius of any office, store or other place of business of the Corporation which is in existence at the time of the termination of this Agreement by any party for any reason.

5.2.5 Any region, sales territory or other geographical division of the Corporation’s Business for which Employee was responsible at any time during the twelve (12) calendar months immediately preceding the termination of this Agreement by any party for any reason.

5.3 In the event of a breach or threatened breach by Employee of any of the Restrictive Covenants contained in this Paragraph 5, the Corporation, in addition to and not in derogation of any other remedies it may have, shall be entitled to any or all of the following remedies:

5.3.1 It is stipulated that a breach by Employee of the Restrictive Covenants would cause irreparable damage to the Corporation; the Corporation, in addition to any other rights or remedies which the Corporation may have, shall be entitled to an injunction restraining Employee from violating, or continuing any violation of such Restrictive Covenants; such right to obtain injunctive relief may be exercised, at the option of the Corporation, concurrently with, prior to, after, or in lieu of, the exercise of any other rights or remedies which the Corporation may have as a result of any such breach or threatened breach.

5.3.2 Employee agrees that upon breach of any of the Restrictive Covenants, The Corporation shall be entitled to an accounting and repayment of all profits, royalties, compensation, and/or other benefits that Employee directly or indirectly has realized or may realize as a result of, or in connection with, any such breach.

5.3.3 Employee agrees that the Restrictive Period shall be tolled during any period(s) of violation of the Restrictive Covenants.

6. Surrender of Books and Records. Employee acknowledges that all files, records, lists, designs, specifications, formulas, books, products, and other materials owned and used by the Corporation in connection with the conduct of its Business shall at all times remain the property of the Corporation, and that upon expiration or termination of this Agreement or employment hereunder for any reason, Employee will surrender to the Corporation all such materials.

7. Waiver of Breach. The waiver by either party of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

8. Severability. The provisions of this Agreement, particularly Paragraph 5 and each and every subparagraph thereof, are hereby deemed by the parties to be severable, and the invalidity or unenforceability of any one or more of the provisions of this Agreement shall not affect the validity or enforceability of the other provisions hereof.

9. Acknowledgment of Reasonableness. Employee has carefully read and considered the provisions of this Agreement and expressly agrees that the provisions hereof, including without limitation the Restrictive Covenants, are fair and reasonable and reasonably required for the Corporation’s protection as a result of the employment of Employee by the Corporation hereunder. In the event that any provision of Paragraph 5 or any subparagraph thereof relating to the scope of activity, the Restrictive Period and/or the Territory shall be declared by a court of competent jurisdiction to exceed the maximum scope of activity, time period or geographical area such court deems reasonable and enforceable under applicable law, the scope of activity, time period and/or area of restriction held reasonable and enforceable by the court shall thereafter be the scope of activity, Restrictive Period and/or Territory under this Agreement.

10. Addresses for Notices. Any notice contemplated, required, or permitted under this Agreement shall be sufficient if in writing and shall be deemed given when delivered personally or mailed by registered or certified mail, return receipt requested, to the addresses listed below:

(a) To the Corporation:	c/o Sunbelt Rentals 2341 Deerfield Drive Fort Mill, SC 29715 Attn: Chief Executive Officer

With a copy to:	Parker Poe Adams & Bernstein LLP 620 South Tryon Street, Suite 800 Charlotte, North Carolina 28202 Attn: Roy L. Smart, III, Esq.

(b) To Employee:	John Washburn xxxxx xxxxxxx xx xxx xx xxxxxx xxxxxxx xxxxx xxxx or such subsequent address(es) as the respective parties may hereafter designate.

11. Governing Law; Forum. This Agreement shall in all respects be governed by and construed according to the laws or the State of North Carolina. Any dispute or controversy arising out of or relating to this Agreement shall also be governed by the law of the State of North Carolina, without regard to any conflicts of laws provisions. Any suit or other proceeding arising out of or relating to this Agreement shall be instituted and maintained exclusively in the state or federal courts sitting in Mecklenburg County, North Carolina, and the parties hereby waive any objection to such jurisdiction and venue and irrevocably submit to the jurisdiction of such courts in any such action or proceeding. Each party shall bear its own costs and expenses, including without limitation attorney’s fees, in connection with any such suit or proceeding.

12. Code Section 409A. In no event shall the Corporation be liable for any additional tax, interest or penalty that may be imposed on Employee by Section 409A of the Code or for any damages to Employee for the failure of this Agreement to comply with Section 409A of the Code.

13. Successors, Heirs and Assigns. The rights and obligations of Employee under this Agreement shall inure to the benefit of the Corporation, its successors and assigns, and shall be binding upon Employee and his respective successors, heirs and permitted assigns. The Corporation shall have the right to assign, transfer, or convey this Agreement to its Affiliates, successor entities, or assignees or transferees of substantially all of the Corporation’s business activities. This Agreement, being personal in nature to Employee, may not be assigned by Employee without the Corporation’s prior written consent.

14. Amendment. This Agreement may not be changed or amended orally, but only by an agreement in writing expressly purporting to amend this Agreement signed by both parties hereto.

15. Definition. As used herein, the term “Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

16. Entire Agreement. Except as expressly provided herein, this Agreement constitutes the entire agreement between the parties as of the date hereof with respect to the subject matter hereof and supersedes any previous understandings, representations, statements and agreements, whether oral or written, between or among the parties with respect to the subject matter hereof, including without limitation, the 2014 Agreement; provided, however, that the confidentiality and noncompetition obligations contained herein shall be in addition to and not in lieu of the confidentiality and noncompetition obligations contained in the 2014 Agreement or any prior employment agreements between Employee and the Corporation. This Agreement shall not be modified or changed in any respect except by a writing executed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal, as is their intention, as of the day and year first above written.

SUNBELT RENTALS, INC.

By:

Its:	VP of HR

(SEAL)
John Washburn